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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

OWENS CORNING

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

690742101

(CUSIP Number)

James C. Melville

Kaplan, Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN

(612) 375-1138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 690742101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Owens Corning/Fibreboard Asbestos Personal Injury Trust FEIN: 20-5738616
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,600,000 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,600,000 shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Less than 5%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D originally filed on December 19, 2006 as amended by Amendments No. 1 dated June 20, 2007, No. 2 dated March 2, 2010, No. 3 dated May 6, 2011 and No. 4 dated May 22, 2013 (as amended, the “Amended Schedule 13D”), and is being filed on behalf of the Owens Corning/Fibreboard Asbestos Personal Injury Trust, a Delaware statutory trust (the “Trust”), formed pursuant to the Owens Corning/Fibreboard Asbestos Personal Injury Trust Agreement dated October 31, 2006 (as amended, the “Trust Agreement”) (the “Reporting Person”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Owens Corning, a Delaware corporation (“Owens Corning”). The purpose of this Amendment No. 5 to Schedule 13D is to report the sale by the Trust of 2,500,000 shares of Common Stock in a block trade at a net price to the Trust of $43.08 per share for an aggregate purchase price of $107.7 million on April 2, 2014 with settlement on April 7, 2014.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 5 to Schedule 13D shall have the meaning ascribed to them in the Amended Schedule 13D.

All disclosure for items contained in the Amended Schedule 13D where no new information is provided for

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The Trust is the beneficial owner of 4,600,000 shares of Common Stock. The PI Trust Advisory Committee, a committee established under the Trust Agreement (the “TAC”), and Michael J. Crames, in his capacity as the Future Claimants’ Representative under the Trust Agreement (the “FCR”), an individual empowered under the Trust Agreement to represent the interests of future holders of asbestos personal injury claims are no longer deemed to be part of a group of persons (as determined in accordance with Section 13(d) of the Act and the rules promulgated thereunder) with the Trust. Neither the TAC nor the FCR own any shares of Common Stock. Based on Owens Corning’s Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission, there were 117,835,363 shares of Common Stock issued and outstanding as of January 31, 2014, the 4,600,000 shares of Common Stock beneficially owned by the Trust represent less than 5% of the outstanding shares of Common Stock. Since the Trust owns less than 5% of the outstanding shares of Common Stock, the Trust is no longer required to amend this Schedule 13D pursuant to Regulation 13D.

(b) The Trust (acting through its Trustees), has the sole investment and voting power for 4,600,000 shares of Common Stock. The TAC and the FCR no longer have any consent rights to the Trust’s exercise of its investment and voting power under the Trust Agreement with respect to the 4,600,000 shares of Common Stock held by the Trust.

(c) Except for the block trade of 2,500,000 shares of Common Stock on April 2, 2014 by the Trust, none of the Trust nor the Trustees has engaged in any transactions in the Common Stock that were effected during the past sixty days.

(d) No person, other than the Trust, has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Trust.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2014

OWENS CORNING/FIBREBOARD ASBESTOS PERSONAL INJURY TRUST

/s/ Harry Huge
Harry Huge, Trustee

/s/ D. LeAnne Jackson
D. LeAnne Jackson, Trustee

/s/ Dean M. Trafelet
Dean M. Trafelet, Managing Trustee

[Signature page to Amendment No. 5 to Schedule 13D]